EXHIBIT 99.1

Internet Gold Announced Receipt of Court Order to Convene the Company's Creditors' Meetings and Shareholders' Meeting, Pursuant to the Company's Petition in Accordance with Section 350(A) of the Israeli Companies Law

Ramat Gan, Israel – July 10, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD) today announced that further to the Company's previous announcement with respect of the Company's petition submitted to the Tel Aviv-Jaffa District Court, pursuant to Section 350(a) of the Israeli Companies Law, to issue an order to convene meetings of the Company's creditors and shareholders (the "Meetings"), the Court has approved the petition and ordered the Company to convene such Meetings in accordance with the Company’s request. The agenda for the Meetings will include an approval of the Searchlight transaction documents.

Accordingly the Company will convene shareholders and creditors meetings. In order to participate in the creditors meeting, any person who claims to be a creditor of the Company, as of July 09, 2019, is requested to file its aforesaid claim, to an officer appointed by the court, Mr. Avishay Ovadia, CPA, whose address is 51 King David Street, Tel Aviv, Israel, no later than July 22, 2019.

Note

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. We will not make any public offering of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

There is no certainty that the Searchlight Transaction will be consummated.

For further information, please contact:

Yuval Snir– IR Manager

yuval@igld.com / Tel: +972-3-924-0000